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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549



                                    SCHEDULE 14D-9
                                  (AMENDMENT NO. 2)

                        SOLICITATION/RECOMMENDATION STATEMENT
                             Pursuant to Section 14(d)(4)
                        of the Securities Exchange Act of 1934


                                   ITT CORPORATION

                              (Name of Subject Company)


                                   ITT CORPORATION

                         (Name of Person(s) Filing Statement)


                              COMMON STOCK, NO PAR VALUE
     (INCLUDING THE ASSOCIATED SERIES A PARTICIPATING CUMULATIVE PREFERRED STOCK
                                   PURCHASE RIGHTS)
                            (Title of Class of Securities)

                                     450912 10 0
                        (CUSIP Number of Class of Securities)



                                RICHARD S. WARD, ESQ.
                              EXECUTIVE VICE PRESIDENT,
                       GENERAL COUNSEL AND CORPORATE SECRETARY
                                   ITT CORPORATION
                             1330 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10019-5490
                                    (212) 258-1000

         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   WITH A COPY TO:

                               PHILIP A. GELSTON, Esq.
                               Cravath, Swaine & Moore
                                   Worldwide Plaza
                                  825 Eighth Avenue
                               New York, NY 10019-7475
                                    (212) 474-1000

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                                     INTRODUCTION

         The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         The response to Item 8 is hereby amended by the addition of the following after the paragraph describing the Answer and Counterclaim filed by the Company:

         On February 13, 1997, the Company filed a motion for an injunction (the "Counsel Motion") requiring Hilton to discharge Latham & Watkins as its counsel. The Counsel Motion seeks (i) an order requiring Hilton to dismiss Latham & Watkins as its counsel in connection with the Hilton Tender Offer or, in the alternative, (ii) a preliminary injunction enjoining Hilton from seeking Latham & Watkins' counsel until the court can review the merits of the Counsel Motion. A copy of the Counsel Motion is filed as Exhibit 26 hereto and is incorporated herein by reference.

         On February 14, 1997, the Company filed a memorandum in opposition (the "ITT Memorandum in Opposition") to the Hilton Preliminary Injunction Motion. A copy of the ITT Memorandum in Opposition is filed as Exhibit 27 hereto and is incorporated herein by reference.


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ITEM 9. EXHIBITS.

         The response to Item 9 is hereby amended by the addition of the following new exhibits:

26. ITT Motion for an Injunction Requiring Hilton to Discharge Latham & Watkins as Counsel dated February 13, 1997.

27. ITT Memorandum in Opposition to Hilton's Motion for a Preliminary Injunction dated February 14, 1997.

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                                      SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                             ITT CORPORATION



                             By   /s/ RICHARD S. WARD
                                -----------------------------------
                                Name: Richard S. Ward
                                Title:  Executive Vice President,
                                        General Counsel and
                                        Corporate Secretary


Dated as of February 19, 1997

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                                    EXHIBIT INDEX

Exhibit                           Description                        Page No.

(26)          ITT Motion for an Injunction Requiring Hilton
              to Discharge Latham & Watkins as Counsel
              dated February 13, 1997  . . . . . . . . . . . . . . . .

(27) ITT Memorandum in Opposition to Hilton's Motion for a Preliminary Injunction dated February 14, 1997 . .



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